Filed by American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Realty Capital — Retail Centers of America, Inc. (“RCA”) and American Finance Trust, Inc. (“AFIN”). The following is an investor presentation prepared by RCA to be presented during webcasts regarding the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

Investor Presentation

American Realty Capital – Retail Centers of America to be Acquired by American Finance Trust

(1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN’s published estimated per share NAV as of December 31, 2015 of $ 24.17, respectively; the enterprise value may not reflect the price at which AFIN's shares would trade if they were listed on an exchange. 2 CREATING A DIVERSIFIED REIT WITH A RETAIL FOCUS A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . Broke Escrow March 2012 Closed Initial Public Offering September 2014 Acquired $1.2bn in high - quality power and lifestyle centers June 2012 - December 2015 Merger with AFIN Target Closing: Q1 2017 American Finance Trust Inc. (“AFIN”) to acquire American Realty Capital – Retail Centers of America (“RCA”) for total consideration of $1.5 billion (1) ▪ Approximate total consideration of $10.26 per share of RCA common stock ▪ $0.95 cash and 0.385 share of AFIN common stock per share of RCA common stock Combined Enterprise Value (1) : $3.9 billion Target Closing: Q1 2017

# TRANSACTION BENEFITS

American Realty Capital
Retail Centers of America

**AFIN and RCA merger will create a scaled, diversified REIT with a retail focus**

| | |
|---|---|
| **Increases Scale and Positions Company for Future Liquidity** | • Combined enterprise value[(1)] of $3.9 billion; rentable square footage growing from 7.5 million to 20.3 million[(2)]<br>• Increased size and scale expected to provide better access to capital, improve cost of capital, and better position the combined company for future liquidity options<br>• Large, diversified portfolio provides greater flexibility to sell assets without materially impacting company cash flow |
| **Material Cost Savings** | • Annual savings expected in 2017 of $10.9 million from a reduction of $6.1 million[(3)] in asset management fees and $4.8 million[(4)] of duplicative corporate G&A |
| **Further Portfolio Diversification** | • Enhanced diversification by property type, tenant base and geography, which reduces exposure to individual property sector market cycles<br>• Greater diversification reduces risk and broadens the revenue base of the combined company |
| **Meaningful Participation in Future Prospects of Combined Company** | • RCA shareholders will own approximately 37%[(5)] of a national portfolio of retail and triple net lease properties well positioned for future growth |
| **Distribution Parity for RCA Shareholders** | • Post transaction distribution per exchanged RCA common share will remain $0.64 per share, in line with existing RCA distribution per share[(6)] |

(1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN's published estimated per share NAV as of December 31, 2015 of $24.17, respectively.
(2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the "Definitions" slide.
(3) Management fee savings in year 1; base management fee under the new AFIN advisory agreement will increase in subsequent years.
(4) Includes estimated G&A, consisting of reductions in expenses for audit, tax, accounting, legal, and other professional services; estimates prepared by AFIN management.
(5) Based on fully diluted shares outstanding as of December 15, 2016.
(6) Based on exchange ratio of 0.385 and AFIN's annualized daily distribution.

American Realty Capital – Retail Centers of America, Inc. 3

# TRANSACTION DETAILS

American Realty Capital
Retail Centers of America

| | |
|---|---|
| **Consideration** | • $0.95 in cash and 0.385 shares of AFIN common stock for each share of RCA common stock[(1)]<br>• Total consideration of approximately $10.26 per share of RCA, based on AFIN's published estimated per share NAV as of December 31, 2015 of $24.17 |
| **Distributions** | • AFIN currently pays an annualized distribution of $1.65 per share<br>• Based on the 0.385 exchange ratio, RCA shareholders will receive an implied distribution of $0.64 per exchanged share, which is equivalent to the per share distribution RCA shareholders currently receive on an annual basis |
| **Pro Forma Ownership** | • Post transaction, RCA shareholders will own approximately 37%[(2)] of the combined company's common stock |
| **Corporate Oversight and Management** | • At closing, two RCA independent directors will be appointed to the AFIN board, bringing the total number of directors to six, including five independent directors<br>• AFIN will also add key members of RCA's management team[(3)], combining teams with proven track-records of managing acquisitions and dispositions throughout the real estate cycle and across asset classes |
| **Go-Shop** | • 45-day Go-Shop period to solicit a superior offer expired October 21, 2016, RCA's financial advisor contacted over 80 potential bidders, but no alternative acquisition proposals were provided by third parties |
| **Breakup Fee** | • RCA would be obligated to pay 2.5% of equity price, or $25.6 million, or expense reimbursement up to $5.0 million, if the transaction is terminated as a result of entering into or recommending a superior acquisition proposal or as a result of other customary termination events<br>• Additionally, AFIN would be obligated to pay 2.5% of equity price, or $25.6 million, or expense reimbursement of up to $5.0 million, if the transaction is terminated for certain customary termination events. |
| **Timing** | • Announcement Date: September 7, 2016<br>• Record Date: December 15, 2016<br>• Shareholder Meeting: February 13, 2017<br>• Anticipated Closing Date: Q1 2017 |

(1) In addition to the consideration of $0.95 in cash and 0.385 AFIN shares for each RCA share, each outstanding RCA OP Unit (other than the RCA OP Units held by RCA) will convert into 0.424 AFIN OP Units, each outstanding RCA OP Unit and RCA GP Unit held by RCA will convert into 0.385 AFIN OP Units, the 479,802 Class B RCA Units held by American Realty Capital Retail Advisor, LLC (the "RCA Advisor" or our "Advisor") and a sub-advisor will convert into AFIN OP Units at a 0.424 exchange ratio, and RCA Advisor's subordinated participation will be redeemed for a cash payment, to be determined in accordance with the existing terms of the subordination participation. Based on the per share value of the AFIN common shares issuable in the transaction (using AFIN's published estimated per share NAV as of December 31, 2015 of $24.17) and the cumulative distributions through September 30, 2016, the redemption payment would have been approximately $3.1 million if the transaction had been consummated on September 30, 2016. The actual redemption payment will be computed in accordance with the foregoing based on cumulative distributions and the 7.00 % performance hurdle rate applicable to the computation through the date of consummation of the transaction.

(2) Based on fully diluted shares outstanding as of December 15, 2016.

(3) AFIN continues its discussions with Lincoln Property Company ("Lincoln") to enter a property management agreement for the management of multi-tenant properties post-transaction.

American Realty Capital – Retail Centers of America, Inc. 4

# MERGER COMBINES TWO HIGH QUALITY ASSET PORTFOLIOS

American Realty Capital Retail Centers of America

**Merger creates significant scale, while increasing property type, tenant and geographical diversification**

| | American Realty Capital Retail Centers of America | American Finance Trust | American Realty Capital Retail Centers of America + American Finance Trust [(4)(5)] |
|---|---|---|---|
| Enterprise Value[(1)] | $1.4 billion | $2.5 billion | $3.9 billion |
| Number of Properties | 35 | 458 | 490 |
| Number of Tenants | 398 | 43 | 433 |
| Square Footage | 7.5 million | 13.3 million | 20.3 million |
| States[(2)] | 16 | 37 | 39 |
| Weighted Average Remaining Lease Term[(3)] | 5.2 years | 9.4 years | 7.8 years |
| Occupancy | 92.9% | 100.0% | 97.4% |
| Annualized Straight-Line Rent / Square Foot | $13.03 | $12.40 | $12.34 |
| Top 10 Tenant Concentration[(3)] | 28.1% | 75.3% | 47.7% |

Note: Data as of September 30, 2016.

(1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN's published estimated per share NAV as of December 31, 2015 of $24.17, respectively.

(2) Includes Washington, D.C.

(3) Based on annualized straight-line rent.

(4) Represents pro forma combined company.

(5) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the "Definitions" slide.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 5

(1) Based on annualized straight - line rent and properties owned as of September 30, 2016. (2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties , which are subject to a purchase and sale agreement. Please refer to the “Definitions” slide . MERGER CREATES A SIGNIFICANTLY DIVERSIFIED PORTFOLIO Pro Forma Portfolio Map Portfolio Property Type Mix (1) 6 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . TBU Pending Advisor Comments Geographic Diversification (1)(2) AFIN Property Type Single - Tenant Retail 45% Office 29% Industrial 26 % RCA Property Type Multi - Tenant Retail 100% 43% 16% 21% 9% 7% 4% South Mid-Atlantic Midwest Southwest New England West Pro Forma Property Type (2) Industrial 17 % Single - Tenant Retail 30 % Multi - Tenant Retail 39 % Office 14%

# MERGER FURTHER ESTABLISHES A STRONG, DIVERSIFIED TENANT BASE

American Realty Capital Retail Centers of America

**Strong diversification with only seven tenants overlapping between RCA and AFIN portfolios**

**Current AFIN portfolio is 71.2% leased to investment grade or implied investment grade tenants(3)**

**Weighted average remaining lease term increases from 5.2 to 7.8(2) years with no significant near-term lease roll(3)**

**RCA's shorter leases complement AFIN's long-term leases to create a well-laddered lease expiration schedule**

| Top Ten Tenants(1)(2) | Credit Rating | Type | # of Leased Spaces | SF (mm) | Remaining Lease Term (years) | Annualized Straight-Line Rent ($mm) | % of Total Combined Annualized SLR |
|---|---|---|---|---|---|---|---|
| SunTrust | BBB+ | Retail | 204 | 1.1 | 9.8 | $29.4 | 11.7% |
| Sanofi | AA | Office | 1 | 0.7 | 9.8 | $18.8 | 7.5% |
| C&S Wholesale Grocers | BB | Industrial | 5 | 3.0 | 6.0 | $16.8 | 6.7% |
| Americold | B+ | Industrial | 9 | 1.4 | 11.0 | $12.7 | 5.1% |
| Stop&Shop | BBB | Retail | 8 | 0.5 | 10.1 | $9.9 | 3.9% |
| American Express Travel | A- | Office | 2 | 0.8 | 3.4 | $7.4 | 3.0% |
| Lowe's | A- | Retail | 7 | 1.0 | 10.4 | $7.0 | 2.8% |
| The Home Depot | A | Industrial | 3 | 1.4 | 9.3 | $6.8 | 2.7% |
| Walgreens | BBB | Retail | 18 | 0.3 | 12.1 | $5.5 | 2.2% |
| UnitedHealthcare | A+ | Office | 1 | 0.4 | 4.8 | $5.3 | 2.1% |

## Well-Laddered, Long-Term Lease Maturity Schedule(2)(3)



0.3%
5.5%
6.1%
8.5%
5.4%
6.5%
7.0%
6.1%
4.6%
7.1%
13.4%
12.4%
2.6%
6.7%
7.8%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030+

(1) Top tenants of combined portfolio, based on annualized straight-line rent as of September 30, 2016.
(2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the "Definitions" slide.
(3) Based on annualized straight-line rent as of September 30, 2016.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 7

# SIGNIFICANT SAVINGS CREATED FROM REDUCED FEES

American Realty Capital
Retail Centers of America

## As Part of the Transaction, AFIN is Entering into a New External Advisor Agreement

| | Existing RCA Agreement | Existing AFIN Agreement | New AFIN Agreement |
|---|---|---|---|
| **Base Management Fee** | • 0.75% of total asset cost *(~$9.0 mm per year)* | • $18.0 mm per year | • Year 1: $21.0 mm<br>• Year 2: $22.5 mm<br>• Year 3+: $24.0 mm |
| **Incremental Base Fee** | • 0.75% of incremental asset cost | • 1.50% of cumulative equity issued after a Listing | • 1.25% of cumulative equity issued[(2)] |
| **Variable Management Fee** | • None | • 15.00% of quarterly Core Earnings[(3)] over $0.375 per share, plus;<br>• 10.00% of quarterly Core Earnings over $0.50 | • 15.00% of quarterly Core Earnings over $0.375 per share, plus;<br>• 10.00% of quarterly Core Earnings over $0.50 |
| **Acquisition Fee** | • 1.00% of purchase price | • None | • None |
| **Disposition Fee** | • 2.00% of contract sale price | • None | • None |
| **Financing Fees** | • 1.00% of loan amount | • None | • None |
| **Length of Advisory Agreement** | • One year term; unlimited one year renewals unless terminated by either party | • 20 year initial term<br>• Automatically renewable for 20 year terms | • 20 year initial term<br>• Automatically renewable for 20 year terms |
| **Defined Management Internalization Option** | • None | • None | • AFIN can internalize after October 1, 2018 with payment of Internalization Fee[(1)] |

(1) Internalization Fee is equal to $15 million, plus either 4.5x "Subject Fees" if internalization occurs on or before Dec. 31, 2028, or 3.5x "Subject Fees" if internalization occurs on or after January 1, 2029, plus 1% of the purchase price of any investment or equity raise following the fiscal quarter in which notice is provided. "Subject Fees" means (i) (x) the actual Base Management Fee and Variable Management Fees payable for the fiscal quarter in which the Notice Date occurs multiplied by (y) four (4) plus (ii) without duplication, the annual increase in the Base Management Fee resulting from the amount of new equity raised by AFIN or its subsidiaries within the fiscal quarter in which the Notice Date occurs.

(2) Excluding equity issued in the transaction with RCA or other mergers or acquisitions with entities managed by AR Global Investments, LLC, in which case the Base Management Fee would increase by 31, 47, and 62 bps of the acquired entity's equity value for years 1, 2, and 3 and thereafter, respectively.

(3) "Core Earnings" is a non-GAAP measure whose definition can be found on the "Definitions" slide.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 8

MERGER IMPROVES COMPETITIVE POSITIONING FOR RCA SHAREHOLDERS Note: Chart based on annualized straight - line rent as of September 30, 2016. (1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17, respectively. (2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the “Definitions” slide . (3) Management fee savings in year 1; base management fee under the new AFIN advisory agreement will increase in subsequent years. (4) Includes estimated G&A, consisting of reductions in expenses for audit, tax, accounting, legal, and other professional services; estimates prepared by AFIN management. 9 • RCA has built a quality national portfolio of power and lifestyle centers, but lacks critical scale relative to most public retail REITs • The merger with AFIN will create additional scale , which is expected to improve access to capital and create cost savings • $10.9 million of annual savings expected in 2017 from a reduction of $6.1 million (3) of RCA asset management fees and $4.8 million of duplicative corporate G&A (4) • AFIN’s diversified portfolio reduces exposure to individual property sector market cycles A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . $3.9 billion Enterprise Value (1) Pro Forma Property Type (2) Industrial 17 % Single - Tenant Retail 30 % Multi - Tenant Retail 39 % Office 14%

TRANSACTION PROCESS & TIMING Special Committee Formed March 9 , 2016 Signing of Merger Agreement September 6, 2016 Go - Shop Period Expiration October 21, 2016 Record Date December 15, 2016 Proxy Statement Effective Date December 16, 2016 Proxy Solicitation Period December 16, 2016 to February 13, 2017 RCA Shareholder Meeting February 13, 2017 Transaction Closing Anticipated Q1 2017 10 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

WHAT DO I DO NEXT? 11 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . If you have any questions about voting your shares in connection with the special meeting being held on February 13 , 2017 , please contact our proxy solicitor, Broadridge Investor Communication Solutions, Inc . at (855) 973 - 0094 . Stockholders also have the following options for authorizing a proxy to vote their shares . Vote by Phone at 1 - 800 - 690 - 6903 and please have your control number available. Vote by Mail by completing, signing and dating the enclosed proxy ballot and returning it in the pre - paid envelope provided in this package. Vote by Internet at www .pr o x yvo te . com/ RCA and enter the contr ol number on the voting instructions f orm and foll ow the promp ts. Your VOTE is Needed!

# IMPORTANT INFORMATION

American Realty Capital Retail Centers of America

**Forward-Looking Statements**

Certain statements made in this presentation are "forward-looking statements" (as defined in Section 21E of the Securities Exchange Act of 1934), which reflect the expectations of RCA and AFIN regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement") between RCA and AFIN, among others, will be consummated, the new combined company's plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future distributions and market valuations, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval by AFIN's and RCA's stockholders of the transactions contemplated in the Merger Agreement; market volatility; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the tenants of the respective parties. Additional factors that may affect future results are contained in RCA's and AFIN's filings with the SEC, which are available at the SEC's website at www.sec.gov. RCA and AFIN disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

**Risk Factors**

**Our potential risks and uncertainties are presented in the section titled "Item 1A. Risk Factors" disclosed in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Reports on Form 10-Q filed from time to time. The following are some of the risks and uncertainties relating to us and the proposed transaction, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:**

- All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in American Realty Capital Retail Advisor, LLC or other entities under common control with AR Global Investments, LLC ("AR Global"). As a result, our executive officers, our Advisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor's compensation arrangements with us and other investment programs advised by affiliates of our sponsor and conflicts in allocating time among these entities and us, which could negatively impact our operating results.
- The merger and related transactions are subject to certain conditions, including approval by stockholders of RCA and AFIN.
- The merger is conditioned on AFIN's common stock being authorized for listing, but the merger agreement does not require that AFIN's common stock begin trading upon closing. There can be no assurance that our or AFIN's common stock will be listed. No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.
- AFIN's net asset value represents AFIN's estimate of the value of its assets and does not necessarily represent the amount a third party would pay for AFIN's assets or the price at which AFIN's shares would trade if they were listed on an exchange or were actively traded by brokers.
- Failure to complete the merger could negatively impact the value of RCA common stock, and the future business and financial results of RCA.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 12

# IMPORTANT INFORMATION (CONT'D)

American Realty Capital
Retail Centers of America

- The pendency of the merger could adversely affect the business and operations of RCA and AFIN.
- If the merger is not consummated by March 6, 2017, either RCA or AFIN may terminate the merger agreement.
- We depend on tenants for our rental revenue and, accordingly, our rental revenue is dependent upon the success and economic viability of our tenants.
- Our tenants may not achieve our rental rate incentives and our expenses could be greater, which may impact our results of operations.
- We have not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions, and, as such, we may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on our Advisor to waive reimbursement of certain expenses or fees. There is no assurance that our Advisor will waive reimbursement of expenses or fees.
- We may be unable to pay or maintain cash distributions at the current rate or increase distributions over time.
- We are obligated to pay fees, which may be substantial, to our Advisor and its affiliates.
- We are subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit markets of the United States of America.
- We may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes, which would result in higher taxes, may adversely affect our operations and would reduce the value of an investment in our common stock and our cash available for distributions.
- We may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and thus subject to regulation under the Investment Company Act.
- All of AFIN's executive officers are also officers, managers or holders of a direct or indirect controlling interest in American Finance Advisors, LLC (the "AFIN Advisor") or other entities under common control with AR Global. As a result, AFIN's executive officers, the AFIN Advisor and its affiliates face conflicts of interest, including significant conflicts created by the AFIN Advisor's compensation arrangements with AFIN and other investment programs advised by affiliates of AFIN's Sponsor and conflicts in allocating time among these entities and AFIN, which could negatively impact AFIN's operating results.
- AFIN depends on tenants for its rental revenue and, accordingly, its rental revenue is dependent upon the success and economic viability of its tenants.
- AFIN's tenants may not achieve its rental rate incentives and AFIN's expenses could be greater, which may impact AFIN's results of operations.
- The merger and related transactions are subject to certain conditions, including approval by stockholders of AFIN and RCA.
- Failure to complete the merger could negatively impact the value of AFIN common stock, and the future business and financial results of AFIN.
- The pendency of the merger could adversely affect the business and operations of AFIN and RCA.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 13

# IMPORTANT INFORMATION (CONT'D)

American Realty Capital Retail Centers of America

- RCA is engaged in the business of owning and operating retail properties, including power centers and lifestyle centers, and this business has different risks than AFIN's current business which primarily consists of owning net leased real estate, including shorter lease terms, greater exposure to downturns in the retail market, dependence on the success and economic viability of anchor tenants and competition from alternative retail channels such as internet shopping.
- AFIN has not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions, and, as such, AFIN may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on the AFIN Advisor to waive reimbursement of certain expenses or fees. There is no assurance that the AFIN Advisor will waive reimbursement of expenses or fees.
- AFIN may be unable to pay or maintain cash distributions at the current rate or increase distributions over time.
- AFIN are obligated to pay fees, which may be substantial, to the AFIN Advisor and its affiliates.
- AFIN is subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit markets of the United States of America.
- AFIN may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes, which would result in higher taxes, may adversely affect its operations and would reduce the value of an investment in its common stock and its cash available for distributions.
- AFIN may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and thus subject to regulation under the Investment Company Act.

**Additional Information About the Proposed Transaction and Where to Find It**

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, RCA and AFIN intend to file relevant materials with the SEC, including a joint proxy statement/prospectus. **BOTH RCA AND AFIN STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.**

Investors may obtain free copies of the proxy statement/prospectus and other relevant documents filed by RCA and AFIN with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by RCA and AFIN with the SEC are also available free of charge on AFIN's website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA's website at www.retailcentersofamerica.com.

RCA and AFIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from both companies' stockholders in respect of the proposed transaction. Information regarding RCA's directors and executive officers can be found in RCA's definitive proxy statement filed with the SEC on April 29, 2016. Information regarding AFIN's directors and executive officers can be found in AFIN's definitive proxy statement filed with the SEC on April 29, 2016. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC's website and from RCA and AFIN, as applicable, using the sources indicated above.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 14

# PROJECTIONS

This presentation includes estimated projections of future operating results. These projections were not prepared in accordance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. This information is not fact and should not be relied upon as being necessarily indicative of future results; the projections were prepared in good faith by management and are based on numerous assumptions that may prove to be wrong. Important factors that may affect actual results and cause the projections to not be achieved include, but are not limited to, risks and uncertainties relating to the company and other factors described in the "Risk Factors" section of RCA's Annual Report on Form 10-K filed with the SEC on March 11, 2016, RCA's Quarterly Reports on Form 10-Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 12, 2016 and November 14, 2016, respectively, in the "Risk Factors" section of AFIN's Annual Report on Form 10-K filed with the SEC on March 16, 2016, AFIN's Quarterly Reports on Form 10-Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 11, 2016 and November 10, 2016, respectively, in RCA's and AFIN's future filings with the SEC. The projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the estimates. Accordingly, there can be no assurance that the estimates will be realized.

This presentation also contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section of the Company's Annual Report on Form 10-K filed with the SEC on March 11, 2016, the Quarterly Reports on Form 10-Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 12, 2016 and November 14, 2016, respectively, and in future filings with the SEC. These and other factors could cause results to differ materially from those expressed in these publications and reports.

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC. 15

• Core Earnings • Core Earnings, as defined in the existing AFIN advisory agreement and the new AFIN advisory agreement, means the net income (loss), computed in accordance with GAAP, excluding (i) non - cash equity compensation expense, (ii) the Variable Management Fee, (iii) acquisition and transaction related fees and expenses, (iv) financing related fees and expenses, (v) depreciation and amortization , ( vi) realized gains and losses on the sale of assets, (vii) any unrealized gains or losses or other non - cash items that are included in net income (loss) for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, (viii) one - time events pursuant to changes in GAAP and certain non - cash charges, (ix) impairment losses on real estate related investments and other than temporary impairment of securities, (x) amortization of deferred financing costs, (xi) amortization of tenant inducements, (xii) amortization of straight - line rent, ( xiii) amortization of market lease intangibles, (xiv) provision for loan losses and (xv) other non - recurring revenue and expenses, in each case after discussions between the Advisor to AFIN and the independent directors of AFIN and approved by a majority of the independent d irectors of AFIN. • Merrill Lynch Properties • AFIN has entered into a purchase and sale agreement dated as of October 11, 2016, as amended on November 10, 2016, November 1 8, 2016, November 23, 2016 and December 1, 2016, for the sale of three properties leased to Merrill Lynch, Pierce, Fenner & Smith (the “Merrill Lynch Properties”) owned by AFIN for a contract purchase price of $148.0 million, exclusive of closing costs. The buyer's obligatio n t o close on its acquisition of the Merrill Lynch properties was subject to the satisfactory completion of the buyer’s due diligence review, w hic h the buyer completed on December 1, 2016, as well as a financing contingency, which expired on December 13, 2016. The purchase and sale agreement is subject to customary conditions. All references to AFIN after completion of the merger give effect to the mergers and to the disposition by AFIN of the properties referred to as the Merrill Lynch properties. • AFIN does not have a material relationship with the buyer, and the disposition will not be an affiliated transaction. Althoug h A FIN believes the disposition of the Merrill Lynch Properties is probable, there can be no assurance that the disposition will be consummated. DEFINITIONS 16 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

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